April 7, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Real Estate Restoration and Rental, Inc.
        Amendment No. 3 to Registration Statement on Form S-1
        Filed March 16, 2011
        File No. 333-169928

Dear Mr. Kluck,

We represent Real Estate Restoration and Rental, Inc. (“Real Estate Restoration” or, the “Company,” “we,” “us,” or “our”).  By letter dated April 6, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on March 16, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Cover Page

1.
We note you have not revised your prospectus in response to comment 3 of our letter dated February 25, 2011.  We therefore reissue our prior comment.  We note you provide your prospectus “Subject to Completion” legend on the cover page of your registration statement.  Please revise to provide your prospectus “Subject to Completion” legend on the outside front cover page of the prospectus.  Please refer to Item 501(b)(10) of Regulation S-K.

Response: The “Subject to Completion” legend has been included on the outside front cover page of the prospectus.

Description of Business, page 13

2.
We note your response to comment 5 of our letter dated February 25, 2011 in which you have filed your agreement with Europa Capital Investments as an Exhibit.  We further note that the agreement is signed by Peter Coker, Managing Director for Europa Capital Investments.  Please tell us whether Peter Coker is related to James Coker, Secretary and Director of Real Estate Restoration and Rental.  If true, please revise your disclosure to include this information.

Response: The Company has added disclosure indicating Peter Coker is the uncle of James Coker.

Management’s Discussion and Analysis of Financial Condition…..page 16

Plan of Operations, page 16

3.
We note your response to comment 14 of our letter dated February 25, 2011 in which you have revised your disclosure.  We further note you indicate that you plan to sign contracts to provide renovation and management services with two real estate developers and one hedge fund.  Please revise your disclosure to clarify whether you have located two real estate developers and one hedge fund interested in contracting with you for your services.

Response: The Company has disclosed that it has not yet identified a real estate developer or hedge fund.

Directors, Executive Officers, Promoters and Control Persons, page 17

4.
We note your response to comment 19 of our letter dated February 25, 2011.  We further note you indicate on page 18 that Mr. Coker has recently been involved in real estate development of rental properties in the Philadelphia area.  Please expand your disclosure to describe Mr. Coker’s involvement in real estate development and the nature of his responsibility undertaken.  Please also revise to clarify whether Mr. Coker is self-employed with respect to his real estate development endeavors in Philadelphia or whether he is working for an organization.

Response: Disclosure has been added indicting Mr. Coker purchased and renovated homes on his own which were subsequently rented and that he worked independently and not with an organization.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin